Arrestage International, Inc.
20343 N. Hayden Road, STE 105/193
Scottsdale, AZ 85255

March 9, 2018

Ms. Asia Timmons-Pierce Assistant Director
Securities and Exchange Commission Div. of Corporate Finance
Mail Stop 4631
Washington, DC 20549

Re:
Arrestage International, Inc.

Amendment No. 2 to Registration Statement on Form S-1 Reply to Comments issued by the SEC on January 19, 2018

Dear Ladies and Gentlemen:

Below you will find the replies to your comments, including a narrative of the changes we made to the S-1 based on those comments. We have attempted to explain our revisions to the best of our abilities and have placed our responses directly under the comments you sent. If you need further clarification, or require more changes, feel free to contact me at any time.

1.
You appear to be a shell company as that term is defined in Securities Act Rule 405 of Regulation C. In this regard, we note that you have nominal operations, nominal assets and no revenues to date. Please revise your cover page to disclose that you are a shell company and add a risk factor that highlights the consequences of shell company status or otherwise provide us with a detailed legal analysis explaining why you are not a shell company.

We did not revise our cover page to disclose that we are a shell company. Instead we provided a detailed legal analysis, explaining why Arrestage International Inc. is not a shell company.

2.
The purpose of the explanatory note on page 3 is unclear. Please advise or delete the explanatory note.

Because of the unclear explanatory note on page 3, we have deleted it.

3.
We note your disclosure on page 44 that you “intend to register the Shares underlying the Shares (and the Shares underlying the Class “A”) offered in this offering.” Please clarify what securities you intend to register with this registration statement. Please revise your statement on page 44.

We have clarified the registration statement with the correct securities we intend to register by stating the following on page 44:

We intend to register the Class A common stock shares offered herein and register our company as a fully reporting issuer, however, we may fail to do so.

4.
We note that this is a firm commitment offering. Please identify your underwriter in your next amendment. If this is not a firm commitment offering, then please revise to clarify whether this is a best efforts or a minimum-maximum basis offering. Please also revise to provide the information required by Item 501 and Item 508 of Regulation S-K.

On page 4, the registration statement misidentifies the offering as a firm commitment. Therefore, we clarified the status to signify this as a Best Efforts Offering. Additionally, on page 5 we added:

This is a Best Efforts initial public offering of shares of common stock of Arrestage International, Inc. Also, on page 44 we added:

Best Efforts Offering

This is a Best Efforts Offering. Arrestage is currently in the process of engaging an underwriter. Underwriters are not required to sell any specific number or dollar amount of securities but will use their best efforts to sell the securities offered. Since no arrangements with underwriter currently exist there are currently no minimum purchase requirements.

The information in this prospect is not complete and may be changed. We may not sell these securities until the registration statement filed with securities and Exchange Commission is effective. These prospects are not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Calculation of Registration Fee, page 2

5.
Please revise your fee table to indicate the appropriate registration fee for each class of securities that you are registering for sale. Please refer to the Note to the Calculation of Registration Fee section on Form S-1.

On page 2, under calculation of registration fees, we added the appropriate amount of $498 to signify the amount paid to register such shares with the securities exchange permission.

Prospectus Summary, page 9

6.
Please disclose here that you have limited operating history, no revenue, debt, and that your auditor has raised substantial doubt about your ability to continue as a going concern.

On page 9, per SEC guidance we have disclosed the following:

The company has a limited operating history, is not generating revenue, and the auditor has raised substantial concern about the business as a going concern.

The Company has a limited operating history and faces all the risks and uncertainties associated with an unproven history. The Company is not currently generating revenues and does not expect to generate revenue in this quarter. The Company has debt from its previous operating history. The audit firm Schumacher and Associates has expressed substantial doubt about the Company’s ability to remain a going concern. Investors should understand that there can be no assurance that the Company will ever achieve revenues or profitability. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the formation of a pre-revenue business.

Risk Factors – Company, page 17

7.
Please include a prominently placed risk factor alerting investors to the fact that you have no customers and no revenues.

To address the comment regarding risk factor of no customers and no revenue, we have added a new risk disclosure on page 17, alerting investors to the following:

The Company’s Recent Operating History Has Produced no Revenue and has no Customers

Although the company has purchased an exclusive license for products and formulas it currently has no customers and has generated no revenues. There is no assurance that the Company can generate revenues or sell any of its formulas or products in the market place, and even if revenues are generated there is no assurance that the Company can earn a profit, in which case the Investors’ may not realize a return on their equity investment.

There may not be adequate Liquidity for Investors to Sell Shares of the Company at Market Price, page 17

8.
Please revise to clearly state that there is no current market on an exchange for your securities.

On page 17, to address that there may not be adequate liquidity for investors to sell shares of the company at market price, we revised the registration statement to include the following risk disclosure:

No Exchange Listing, lack of Liquidity

No exchange listing currently exists for investors to sell their securities if securities become listed. Investors in the common Stock may not be able to realize the listed Market Price due to a potential lack of liquidity within the Market on which AII will be eventually offered.

Reliance on Outsourcing for Some Production Could Slow Growth, page 23

9.
We note your disclosure that you are reliant on licensed laboratories to manufacture your products. Please disclose whether you have entered into agreements with third-parties for the manufacturing of your products.

To respond to SEC comments as to whether AII has entered into agreements with third parties for the manufacturing of products we revised risk factor “Reliance on Outsourcing for Some Production Could Slow Growth”.

We have no capacity for producing our product on a large-scale basis, instead Arrestage has a co- branding licensing strategy it will implement. Currently there are no manufacturing contracts for our products; if efforts to co-brand our products do not materialize as planned, it could negatively affect profitability. We are reliant on licensed laboratories to contract manufacture them. Should they be unable to achieve our required levels of production in a timely manner, then profitability may be affected.

We are in a highly competitive market segment…, page 27

10.
We note your statement that your products have “certain competitive advantages” over products offered by your competitors. Please revise your disclosure to discuss in detail your products and their “competitive advantages.”

In response to the SEC note regarding certain competitive advantages over products offered by AII’s competitors, we have revised our disclosure, on page 27, to include this detailed summary:

Our competitive advantages include access to participating physicians that have contributed to research and development in the past. These individuals which include our board members have decades of experience of developing and delivering products to market internationally. If these competitors offer new products, or expand their operations, we may be unable to maintain our competitive advantages over these competitors.

Emerging Growth Company Status, page 40

11.
We note your reference to December 31, 2021. Please advise or revise.

In responding to the SEC comment regarding an emerging growth company date of December 31, 2021, we have revised the disclosure by removing any date which AII would remain an emerging growth company.

Use of Proceeds, page 42

12.
Please revise to disclose the approximate amount intended to be used for each principal purpose for which the proceeds from this offering will be used. Please see Item 504 of Regulation S-K.

On Pages 42 and 43 of the S-1 Registration Statement, under Use of Proceeds, a use of proceeds table has been inserted, presenting managements estimates as to how the net proceeds from the offering may be allocated.

Compliance with Federal and State Securities Laws, page 44

13.
Your disclosures on page 44, including your disclosure that this offering is not registered does not appear appropriate. Please revise or advise.

In revising our registration statement based on the SEC comment asking for revision on why this offering “is not registered and does not appear appropriate”, we removed all such language.

Capitalization, page 45

14.
Please update your table to reflect the most recent period presented, September 30, 2017.

On Page 45 of the S-1 Registration Statement, Information as of September 30, 2017 has been inserted.

Summary Balance Sheet, page 45

15.
Please revise to provide the disclosure to footnote 2. In the alternative, please delete footnote 2 if no additional disclosure will be provided.

Based on the Comments regarding the Summary Balance sheet, we have deleted footnote number 2, from page 45.

Dilution, page 46

16.
Please update your table for the most recent period ended, September 30, 2017, and disclose your net tangible book value as appropriate. In this regard, we note that net tangible book value may differ from your working capital calculation. Please also round the per share amount to the nearest cent.

On Page 46 of the S-1 Registration Statement, Information as of September 30, 2017 has been inserted.

Principal Stockholders, page 48

17.
Please disclose each beneficial owner of more than five percent of your common stock as required by Regulation S-K Item 403. Also, with respect to each such beneficial owner that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or investment power with respect to the shares held in the name of that entity.

On Page 48 of the S-1 Registration Statement, footnotes to the Principal Shareholders table were added to identify natural persons that exercise the sole or shared voting and/or investment power with respect to shares held by an entity other than a natural person. Specifically, the following:

(4)
The Demitra Trust-Denise Weisman, daughter of Director Phillip Weisman, is the beneficiary of The Demetra Trust.

(5)
Plum Mountain Trust-Phillip Nuciola. President of Capital Markets, is the beneficiary of the Plum Mountain Trust.

18.
Please update the number of shares outstanding as of the most recent date practicable.

On Page 49 of the S-1 Registration Statement, the Principal Shareholders table was updated to December 31, 2017. There were no changes to the capitalization of the Company during the fourth quarter of 2017.

Plan of Distribution, page 50

19.
Please revise your cover page and this section to clarify that you will sell shares at a fixed price for the duration of the offering.

We revised the cover page of Plan of Distribution on page 50 to clarify that we will sell shares at a fixed price for the duration of the offering.

Description of Capital Stock

Preferred stock, page 53

20.
We note your disclosure that you are authorized to issue up to 5,000,000 shares of Preferred Stock. Your certificate of incorporation does not account for the Preferred Stock mentioned here. In that regard, we note your reference on page 59 to your amended and restated certificate of incorporation. Please revise your disclosure accordingly. In addition, please file a complete version of your articles of incorporation and bylaws, as amended. Please see Item 601(b)(3)(i)-(ii) of Regulation S-K.

In responding to SEC note 20 regarding preferred stock disclosure, we have added our revised articles of incorporation and amendment to the bylaws as exhibit 2.1(i). In addition, we modified the disclosure within the S-1 within the Capitalization section of the Summary Balance Sheet Table. We also have disclosed the shares of preferred stock in pages 52, 71, 111, 132, 144.

Lock-up agreements, page 58

21.
We note your disclosure that holders of equity prior to this offering have entered into a lock-up agreement for a period of 360 days after effectiveness of this registration statement. Please file the lock-up agreement as an exhibit.

Per note 21 of the SEC comment letter, AII has added the Lock-Up agreement as exhibit 10.6.

Summary Historical Financial Data, page 67

22.
Please revise your filing to clearly indicate that the statement of operations information you provide on page 71 for the nine months ended September 30, 2017 and 2016 are unaudited.

Beginning on page 70, financial statements that refer to September 30, 2017 and/or September 30, 2016 have been changed to clearly indicate that they are unaudited.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 71

23.
Please revise your filing to include a discussion of your results of operations for the periods presented. In this regard, you should provide a meaningful explanation of the expenses you have incurred and the reasons for changes from period to period.

On Page 76 of the S-1 Registration Statement, an explanation of the increase in operating expenses was added:

“General and administrative expenses increased from $11,136 to $29,532 in the year ended December 31, 2016. During 2017 General and Administrative Expenses increased to $43,803. Most of the increases in both periods were an increase in Legal and Professional fees readying the Company to file the S-1 Registration.”

Acquisition of a Licensing Agreement, page 72

24.
Please expand your disclosure of the licensing agreement with Ann Shapiro to expand on the financial terms of the agreement. In addition, please file the licensing agreement as an exhibit or tell us why you are not required to do so.

On Page 67 of the S-1 Registration Statement, the explanation of the financial terms of the Licensing Agreement was expanded as follows:

Acquisition of a Licensing Agreement

Effective June 22, 2011 Arrestage entered into an agreement to acquire an exclusive licensing agreement from Ann Shapiro. Ms. Ann Shapiro is the wife of one of the BOD members Dr. Roy Shapiro, so he had direct insight on this product line. This transaction was completed as a related party transaction with Arrestage. As part of the license agreement Arrestage agreed to pay $50,000 in three installments of unspecified amounts and on unspecified dates in exchange for consideration received. The license agreement expires in 2025.

“GRANT OF LICENSE. ALS owns Registered Trademark of Arrestage and cosmetic formulas ("ARRESTAGE MARK & FORMULAS"). In accordance with this Agreement, ALS grants All an exclusive license to sell the ARRESTAGE MARK & FORMULAS. ALS retains title and ownership of the ARRESTAGE MARK & FORMULAS.”

All rights other than those specifically granted herein to Licensee are reserved to Licensor, including, without limitation, Licensors right to continue to use the Licensed Property in any form, manner, and medium.

Business, page 84

25.
We note your reference on page 84 to Arrestage Laboratories Corporation. Please advise if this is a subsidiary of the company.

The Company has advised on page 79 that Arrestage Laboratories Corporation is not a subsidiary of the Company, but is rather the Company from which Arrestage International purchased the exclusive licensing agreement.

26.
Please significantly revise your discussion to describe with specificity your plan for the next twelve months. Provide more detail regarding your specific plan of operation, including detailed milestones and the anticipated time frame for beginning and completing each milestone, and the expected sources of funding for each type of expenditure.

Regarding SEC comment 26 on specific planning for the next twelve months, a detailed description was added under the Business section on pages 79-80 including the plan of operation with detailed milestones, anticipated time frames, and expected sources of funding.

27.
Please revise to disclose, if true, that the company has no revenue.

Regarding the SEC note 27 on the revision to disclose that the company has no revenue, this statement was added under the Business section on page 79 as follows:

Company will be reliant on such debt financing, access to capital markets, or future revenues, since the company currently has no revenue.

28.
Please disclose your total number of employees and number of full time employees, as required by Item 101(h)(xii) of Regulation S-K.

Regarding the SEC note 28, we have disclosed the total number of employees and full-time employees on page 79 as followed:

Arrestage international has a total of eight employees, two of which are full time. As the company's operations grow, it may add additional full-time employees within the next six months.

Management, page 89

29.
Please expand the discussion of your directors and executive officers to disclose the dates of each person’s principal occupation during the past five years, and the name and principal business of any corporation or other organization in which such occupation and employment were carried on. Please refer to Item 401(e) of Regulation S-K.

In answering SEC comment 29, regarding item 401(e) of Regulation S-K disclosing the dates and occupations of each principal of Arrestage during the past 5 years, we have added the following on pages 84-87:

Kimberly Shapiro- Chairman and Director
During the past five years, Ms. Shapiro has been in management for Randstad in Irvine, California.

Prior to that, Ms. Shapiro focused on financial services management at Northwest Mutual Life. Neither Randstad nor Northwest Mutual Life is affiliated with Arrestage in any way.

Dr. Roy Shapiro- Director
Mr. Shapiro is also a collaborator and officer of CrestRock Advisors, Inc. (“CrestRock”). CrestRock is located at 20843 N. Hayden Road, Suite 105-193 in Scottsdale, Arizona 85255. CrestRock is a structured finance consulting firm. CrestRock is an affiliate of the offering due to the fact it owns shares of Arrestage.

Gary Croft- Chief Executive Officer and Director
Mr. Croft is also the Principal of a Los Angeles based Healthcare consulting firm called The Aesthetics Group that specializes in aesthetics and skincare sales, marketing and business development. The Aesthetics Group started in January of 2009 and still operates today. Neither Yorkshire Square nor The Aesthetics Group is affiliated with Arrestage International in any way.

Phillip Nuciola- President of Capital Markets
Mr. Nuciola is a product development advisor for CrestRock Advisors, Inc. CrestRock Advisors is a structure financial consultant firm and is affiliated with Arrestage by owning shares in the company. Prior to his tenure at CrestRock, Mr. nuciola was Chairman of the Board and President of capital markets for Core Resource Management, Inc. Core Resource Management, Inc. is an oil and gas finance company located in Scottsdale, Arizona.

Greg Washington- Executive Vice President/ Director of Marketing

Over the past five years and prior to joining Arrestage, Mr. Washington was Chief Executive Officer of Patients Unlimited Marketing Consultants as a Cosmetic Surgery Consultant. Patients Cosmetic Surgery Consultant is a company that specializes in consulting on new plastic surgery techniques and products. Patients Cosmetic Surgery Consultants is not affiliated with Arrestage in any way.

Philip Weisman-Director
During the past five years, in addition to being on the Board of Directors for Arrestage, Mr. Weisman has been the President of a Nevada based real estate development firm, Fieldstone Investment, Inc. Fieldstone has no affiliation with Arrestage International.

30.
We note that Kimberly Shapiro was appointed Vice Chairman since inception. Please confirm that the company operates without a Chairman of the Board.

In response to SEC comment 30, we have made the appropriate change on page 84 that Ms. Kimberly Shapiro is in fact Chairman of the Board of AII rather than Vice Chairman.

Executive and Director Compensation, page 95

31.
Please reconcile your disclosures that no executive officer will “collect salary or [is] anticipated to do so in the near future,” with disclosure that upon the completion of this offering a compensation committee “will be responsible for determining the compensation” of your executive officers.

To reconcile the other disclosures, we have modified the following on page 97:

It is anticipated that salaries for the Board of Directors will be, if any, diminished and have not yet been determined. Currently there is no direct compensation for participating on the Company Board. The Company will not pay bonuses to Board Members solely for their roles on the Board. No bonuses have been paid to date. In addition, management’s base salaries can be increased by our Board of Directors based on the attainment of financial and other performance guidelines set by the management of the Company.

To reconcile the discrepancy over timing of executive compensation, we have modified the section under Executive and Director compensation on page 101 to say the following:

Our compensation committee, with input from the board, determines the compensation for our named executive officers. After completion of this offering, as company growth permits, we will have an independent compensation committee that meets the enhanced independence standards applicable to compensation committees and that will be responsible for determining the compensation for our named executive officers and administering our equity compensation plans and awards. We do not anticipate executive salaries in the near future.

Summary compensation table, page 96

32.
Please provide the disclosure required by Item 402(n). Please be sure to include executive compensation disclosure for the fiscal year ended December 31, 2017.

On Page 86 of the S-1 Registration Statement, the following table was added to disclose Executive Compensation:

Summary Compensation Table
Name and Principal Position	Fiscal Year Ended December 31,	Salary ($)	Total Compensation
Gary Croft,	2017	0	0
CEO	2016	0	0
Kimberly	2017	0	0
Shapiro, Vice Chairman	2016	0	0
Phillip Nuciola, President of	2017	0	0
Capital Markets	2016
		0	0
Greg Van	2017	0	0
Washington	2016	0	0

33.
Please clarify whether executive compensation is being accrued for your executive officers.

On Page 98 of the S-1 Registration Statement, as part of the Executive Compensation schedule, the statement that … “no salaries are being accrued” has been inserted under Employment Agreements.

Description of Capital Stock, page 102

34.
Please consolidate the duplicative disclosure under this section with disclosure found on pages 50-55.

In response to the SEC comment 34 on duplicative disclosure of the Description of Capital Stock, we have now consolidated it under the corresponding section..

Report of Independent Registered Public Accounting Firm, page 120

35.
Please consolidate the duplicative disclosure under this section with disclosure found on page F-2.

In reference to the SEC comment 35 on the duplicative disclosure under the section of Report of Independent Registered Public Accounting Firm, we have consolidated this disclosure to remain only under exhibit 23.1.

Note 1. Summary of Significant Accounting Policies, page F-9

36.
Given that you present unaudited nine month ended September 30 information within your audited year-end financial statements, please revise your filing to provide additional disclosure to clearly indicate that any reference to September 30 information is unaudited. Alternately, you may revise your filing to include separate audited December 31 financials and unaudited September 30 financials.

On Page 128 of the S-1 Registration Statement, financial statements that refer to September 30, 2017 and/or September 30, 2016 have been changed to clearly indicate that they are unaudited.

“The financial statements of Arrestage International, Inc. as of December 31, 2016 and 2015, and for each of the years in the two-year period ended December 31, 2016, have been included herein and in the registration statement in reliance upon the report of Schumacher & Associates, Inc. CPA, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The balance sheets as of September 30, 2017 and December 31, 2017, the statements of operations and cash flows for the nine month periods ended September 30, 2017 and 2016 and the year ended December 31, 2017, and the statement of stockholders' (deficit) for the nine month period ended September 30, 2017 and the year ended December 31, 2017, have been prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission.”

Item 15. Recent sales of unregistered securities, page II-2

37.
Please revise this section to describe all sales of unregistered securities for the past three fiscal years. Further, please disclose the amount of consideration paid, the value of the shares offered for services, or the fair value of the services received for shares. In particular, we note from page F-13 that during the year ended December 31, 2015, the company issued 10,000 shares of common stock for services. With regard to issuances of stock to employees, vendors, and consultants for services, please include a specific breakdown of who received shares, when you issued the shares, and the exemption from registration upon which you have relied. See Item 701of Regulation S-K for further guidance.

The table presented on page 140 indicates the dates, number of shares sold and the consideration paid for the sales of unregistered securities for the past three years. With regard to the 10,000 shares issued in September 2015, the shares were issued consultants for services to be rendered. The shares were issued to the following individuals:

		Number of shares beneficially owned
Name	Date of Issue	Number of Shares	Price
Shares issued for Consulting Services:
Rick Gean	9/30/15	5,000	$ 1.00
Anthony Demasi	9/30/15	5,000	$ 1.00

38.
Please remove the table provided in this section.

The table on page 159 was left in the documents as an explanation referred to in Item 37 above.

Exhibits

39.
We note that your legal opinion was improperly filed as Exhibit 23.2. We also note that Exhibit 5.1 is listed as the opinion of your auditors Opinion of Schumacher Associates Inc. Please revise to file the consent of counsel or indicate that it is included in Exhibit 5.1. Please file your legal opinion as Exhibit 5.1. Refer to Item 601(b)(5) and 601(b)(23) of Regulation S-K.

In reference to comment 39, regarding improper placement of auditor’s opinion and legal consent of counsel, we have properly filed the legal opinion as Exhibit 5.1.

We have answered the comments with changes to the S-1 as explained within this letter. In doing so we have referred to the items and rule stated within Regulation S-K. If you have any further questions, comments, or require additional clarification, please feel free to contact me at any time.

Sincerely,

Erica L. Jozwiak, Esq.
Direct: 727.743.6143